EXHIBIT 99.16

Media Release

Rhodes Ridge Joint Venture partners begin $191 million feasibility study on up to 50Mtpa Pilbara iron ore mine
16 December 2025

PERTH, Australia--(BUSINESS WIRE)-- The Rhodes Ridge Joint Venture has approved a $191 million (A$294 million) (Rio Tinto share $96 million, A$147 million) feasibility study to progress development of the first phase of the Rhodes Ridge project, one of the world’s best undeveloped iron ore deposits, in Western Australia’s Pilbara.
The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 million tonnes of iron ore.
The joint venture partners (Rio Tinto 50%, Mitsui 40%1 and AMB Holdings 10%) intend to invest a further $146 million (A$225 million) on exploration between 2026 and 2028 as part of ongoing study phases.
The feasibility study is expected to conclude in 2029.
Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “In partnership with the Nyiyaparli Traditional Owners, we are working to develop Rhodes Ridge, which, given its size and quality, has the potential to underpin Rio Tinto’s Pilbara iron ore business for decades to come.
“Earlier this year the joint venture welcomed Mitsui into the project, confirming Rhodes Ridge as one of the best undeveloped iron deposits in the world. We’re excited to keep working with all our partners as we progress the feasibility study.”
The Rhodes Ridge Joint Venture will work closely with Nyiyaparli Traditional Owners throughout the mine life cycle, guided by the recently updated Native Title agreement’s engagement framework, to protect and manage cultural heritage and the environment.
Through the project design the Joint Venture is also finding better ways to reduce its impact on the environment through minimising disturbance and reducing long-term closure impacts.
The progression to feasibility study follows Mitsui’s announcement earlier this year to acquire a 40 per cent interest in the joint venture.
Rhodes Ridge will be a staged development. This investment and feasibility study is focused on phase one, with an initial hub likely in the northern part of the project. It will leverage Rio Tinto’s existing rail, port and power infrastructure.
Subject to relevant regulatory approvals, first ore from the initial Rhodes Ridge development, located 40 kilometres north-west of Newman, is expected by 2030.
Rhodes Ridge, which has a potential capacity of about 100 million tonnes of high-quality iron ore a year, will maintain Rio Tinto’s pathway to achieve and sustain mid-term capacity of 345 to 360Mtpa from its Pilbara iron ore business.

Media Release

Footnotes
1 Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB.
View source version on businesswire.com: https://www.businesswire.com/news/home/20251215193295/en/

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Release

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com